Exhibit 99.1

LJ INTERNATIONAL INC. ENTERS INTO DEFINITIVE AGREEMENT WITH FLORA BLOOM

HOLDINGS AND FLORA FRAGRANCE HOLDINGS LIMITED FOR “GOING PRIVATE” TRANSACTION

HONG KONG, March 22, 2013 – LJ International Inc. (“LJI” or the “Company”; NASDAQ: JADE), a foreign private issuer incorporated in the British Virgin Islands and a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Flora Bloom Holdings (“Parent”), a Cayman Islands exempted company with limited liability, and Flora Fragrance Holdings Limited (“Merger Sub”), a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$2.00 per ordinary share of the Company (the “Transaction”). This transaction price represents a 24.2% premium over the closing price of the Company’s ordinary shares on August 10, 2012, the last trading day prior to the Company’s public announcement that it had received a “going private” proposal, and a 29.0% premium over the volume weighted average price of the Company’s ordinary shares over the 60 trading days ended on August 10, 2012.

Immediately following the Transaction, Parent will be owned by a consortium of investors led by Mr. Yu Chuan Yih, Chairman and Chief Executive Officer of the Company (“Mr. Yih”) and including (i) Urban Prosperity Holding Limited, an entity owned and controlled by FountainVest China Growth Capital Fund, L.P. and its parallel funds and affiliates, (ii) Mr. Peter Au, Ms. Ka Man Au, Mr. Hon Tak Ringo Ng, Mr. Yuin Chiek Lye and Ms. Vicky Chan, each a member of the management of the Company (collectively, the “Rollover Shareholders”), and (iii) Mr. Zhicheng Shi and certain of his affiliated companies (collectively, the “Mr. Shi Shareholders”).

Pursuant to the Merger Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the Transaction, Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Parent, and (ii) each ordinary share of the Company issued and outstanding immediately prior to the effective time of the Transaction will be cancelled in exchange for the right to receive US$2.00 in cash without interest, except for the ordinary shares beneficially owned by (x) Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders, each of whom has entered into a rollover agreement with Parent under which such shareholder has agreed to the cancellation of its shares in the Company, the rollover of its options (if applicable) and the subscription for newly issued shares of Parent, and (y) holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended. Currently, Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders collectively own approximately 18.2% of the Company’s outstanding shares.

If the merger is completed, each stock option awarded under the Company’s share incentive plans (other than those held by the Rollover Shareholders) shall, subject to consent from the owner of the option, be cancelled and converted into the right to receive cash in an amount equal to the excess of US$2.00 over the exercise price of such option.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee formed by the Board of Directors, approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Transaction. The Special Committee, which is composed solely of directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Transaction is subject to the approval at a meeting of the Company’s shareholders duly convened to vote upon the Merger Agreement and the Transaction (the “Shareholders’ Meeting”) by an affirmative vote of holders of shares representing at least a majority of the shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting, as well as certain other closing conditions. Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders have agreed to vote all of their shares to approve the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its shares would no longer be listed on the NASDAQ Global Market.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee. Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to the Special Committee and Maples and Calder is serving as British Virgin Islands legal advisor to the Special Committee. Andrew N. Bernstein, P.C. and Han Kun Law Offices are serving as United States and PRC legal advisors to the Company, respectively.

Fried, Frank, Harris, Shriver & Jacobson LLP is serving as United States legal advisor to the buyer group. Conyers Dill & Pearman and King & Wood Mallesons are serving as British Virgin Islands and PRC legal advisors to the buyer group, respectively. Sidley Austin LLP is serving as United States legal advisor to Mr. Yih.

Additional Information about the Transaction

The Company will file with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transaction, which will include the Merger Agreement. All parties desiring details regarding the Transaction are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Transaction, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Transaction will prepare and mail to the

Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

LJ International Inc.

Unit #12, 12/F, Block A

Focal Industrial Centre

21 Man Lok Street, Hung Hom

Kowloon, Hong Kong

T: 852-2764-3622

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Potential risks and uncertainties include, but are not limited to, those relating to whether this or any other transaction will be approved or consummated. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the SEC. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.

Ringo Ng

Chief Financial Officer

E: ir@ljintl.com

Fleishman-Hillard Inc.

E: ir@ljintl.com

T: 852-2530-0228